Invest in Oxford Hounds

We've redefined how the male luxury customer shops for apparel and accessories

OXFORDHOUNDS.COM SCOTTSDALE AZ

Software Retail Technology Design B2C

Why you may want to invest in us...

1. Our team has a combined 50+ year track record of success & unrivaled experience in this exact space
2. Our prior NASDAQ firm Swank was believed to be the world's largest mens & ladies accessories company
3. We offer a superior value proposition by crafting all products from Italian materials and workmanship
4. 70%+ margins on ALL superior quality handcrafted products with NO middleman (figures not guaranteed)
5. We are direct to consumer ONLY whereas most competitors are tied to brick & mortar for the bulk of their revenue
6. We employ a proprietary digital marketing platform dedicated to consumer sales
7. Our brand has massive Global reach. Luxury apparel & accessories revenue generated globally is $750B

Why investors ❤ us

WE'VE RAISED $49,200 SINCE OUR FOUNDING



I invested with Oxford Hounds as I feel this company is redefining how the male luxury customer shops for fashion apparel and accessories as they are an on line only company which means a far more efficient way to engage the customer and earn significant profits. Furthermore online will continue to dominate over the retail space and only continue to grow in the future. I highly recommend you research this company and it's founder and board.

Greg Gale Senior Vice President/ Branch Manager Nova Home Loans

LEAD INVESTOR INVESTING $25,000 THIS ROUND



I've known Jim Tulin for over a decade now. Our relationship started when he began training in the martial arts. Many characteristics are revealed when someone undertakes this journey and throughout his training Jim showed discipline, honor, integrity, grit, persistence and mental strength to share a few. Jim attained the level of Black Belt, which in our style of Martial Arts is rare due to it's requirements both physically and mentally. Jim often helped other students of the art by teaching and practicing with them. It's another level to your training when you're able to teach others and show patience and emotional intelligence like Jim does. He didn't stop with 1 art, he actually...

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Greg Gale

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Our team



James Tulin

CEO

35 years experience in this exact space as CPO, Principal & Director of Swank believed to be the worlds largest mens and ladies accessories company. Responsible for product development & driving sales growth and profits in

excess of $170M annually.



Jim Tulin

COO & President

Pioneered the introduction & employment of social media marketing to a massive financial sector that had never considered or embraced using digital engagement to reach its customer base. Expert in social media marketing and customer acquisition.



Alex Tulin

CMO

15 years experience in Product Development, Packaging and Branding of multiple product classifications in our space. Served as product development & trend director as well as brand liaison to Ralph Lauren, Tommy Hilfiger & Guess for Swank Inc.

Downloads

Deck - Oxford Hounds.pdf

Oxford Hounds... Luxury that never goes out of fashion



Hand crafted with passion and pride from only the finest Italian materials.
The new standard of excellence!
Oxford Hounds.......Passionately designed in London Made in Italy

story cover.pdf

My name is James Tulin and I am the Founder and CEO of Oxford Hounds. We are a Direct to Consumer mens luxury apparel and accessories company that applies advanced technologies in concert with our teams 50+ years of experience to address a significant problem facing the male luxury consumer in a massive $750B vertical; **men detest shopping in stores.**

Luxury apparel (polo and casual shirts) and accessories (belts and small leather goods) are typically found in small boutiques and brick and mortar forcing the luxury customer segment profile to shop in an environment riddled with pain-points such as lack of service, time consuming and inflated prices points to subsidize the retailers margin requirements. The demise of brick and mortar has accelerated the demand and need for a DTC model to address the needs of this **global** customer.

Our marketing partner has developed a **proprietary** digital marketing platform that uses advanced ad creation, serving and optimizing technology to ensure our social media campaigns reach the right customers. The system then dynamically optimizes creative to garner more clicks and conversions. The platform has generated in excess of $350M in consumer product sales in three years.

Data Points:

- E-commerce revenue from the sale of luxury apparel & accessories amounted to $103B in 2019 & is expected to reach $194B by 2023.

- A record 9,500 retail stores went out of business in 2019 and an additional 25,000 are expected to close their doors in 2020 with numerous bankruptcies expected.

- There are presently an estimated 80M global men's luxury customers who spend on average $1,125 per year on luxury apparel and accessories.

- 38.6% of total U.S. apparel sales in 2019 were online.

- 58% of luxury spending in 2019 came from men.

- Our background speaks volumes as our teams experience in our space is unrivaled. I served as Chief Product Officer, Principal and Director of what is believed to be the largest mens and ladies accessories company in the world for 30+ years. Our former company was a licensee of every major fashion brand from Ralph Lauren and Tommy Hilfiger to Guess, Kenneth Cole, Nautica , Tumi and a host of others. We understand brand building and how to apply our expertise to launch our collection and capture

market share.

- Our products are conceived from only original design and inspiration which sets us apart from the competitive landscape. We craft our range of products from only the finest Italian materials and workmanship at well below comparable retail MSRP's, offering a superior value proposition for the customer. We further support our world class products with exceptional customer care as we recognize the vital need to ensure that our customers requirements are always addressed on a personal and immediate basis.

Oxford Hounds will offer world class product and customer service that always exceeds expectations.


oxford hounds slideshow
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Oxford Hounds
James Tulin
Founder & CEO
jim@oxfordhounds.com

Investor Q&A

– COLLAPSE ALL

What does your company do?

We design and develop superior quality mens luxury apparel and accessories from only Italian materials and craftsmanship at well below retail prices delivered to the consumers doorstep. We engage the consumer via a proprietary digital marketing platform that continuously refines ad campaigns to reach the optimal audience and maximize engagement at the lowest cost. We further support our efforts with world class customer service and loyalty rewards placing our customers needs first and foremost.

Where will your company be in 5 years?

Our goal is to be considered the Platinum Standard for all mens luxury lifestyle brands with a loyal customer base that extolls our virtues for superior and creative product that always exceeds expectations in concert with exceptional customer care. We expect to reach $60M in revenue by year 5 with additional product classification expansion planned in years 3 and 5 that will further launch our revenue stream to $100M by the 6th year of operations. These projections cannot be guaranteed.

Why did you choose this idea?

The global mens luxury apparel and accessories market is $754B with the majority of products found in retail stores. By eliminating the middleman provides the opportunity to offer superior product at well below market prices while solving the male luxury customers greatest pain-point which is their intense dislike for shopping in brick and mortar.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The timing could NEVER be more right than now! Prior to COVID, the demise of brick & mortar and the surging growth of Direct to Consumer was clearly evident. Covid has accelerated the closure of more than 25k stores in 2020 and numerous retail bankruptcies. We believe we are the ONLY mens luxury lifestyle brand in a DTC only format which provides a significant advantage vs. competition as we have the ability to develop & offer far superior product than competition at well below retail MSRP's; there is NO middleman. The competitive landscape has never been able to shift their core focus to on line as the bulk of their revenue is still generated from brick and mortar sales coupled with a lack of expert available talent in our classifications.

How far along are you? What's your biggest obstacle?

WE ARE READY TO LAUNCH. After 2.5 years of market research our product is totally developed and tested for consumer viability, all strategic partners are in place inclusive of marketing, fulfillment, manufacturers, supply chain partners, etc. Our advisory board of three outside expert partners have been on board for 1.5 years. We hope (not guaranteed) to generate revenue in no more than 75 days from our launch date. At present, our potential biggest obstacle is perhaps supply chain logistics in terms of realizing a greater sense of normalcy in the manufacturing cycle. Covid has definitely slowed down the manufacturing and shipping process, but all of our suppliers are moving forward with expectations to be back to normal in the near future.

Who competes with you? What do you understand that they don't?

Tommy Hilfiger, Peter Millar and Vineyard Vines. We are "EXPERT" merchants in our product classifications whereas most competitors hire inexperienced merchants to manage similar classifications that they consider adjunct businesses to their overall operation or they license out our product categories to firms that are only interested in driving sales with no concern for brand integrity. They pay little attention to our product

categories which is why most competitors formulate collections with many of the products being unsaleable; i.e. Peter Millar men's belts of which 84.6% of their overall men's belts collection is unsaleable based on historical consumer data preferences. We better understand how to build product collections that sell.

How will you make money?

Our model is DTC ONLY. There is no middleman to share profits with which affords an ability to offer superior product and quality at well less than competitors price points. Our avg. unit MSRP is $100 with an avg. cost of goods at 24% yielding $76 in Gross Margin with 15% Operating Expense resulting in $64.60 in avg unit profit. Our avg. unit margin is 70%+ which provides the foundation to realize our target net profit goal of 30%. As a digital marketing driven firm, we are extremely focused on the cost of acquiring a customer as well as the customer lifetime value. We have baked those established metrics in to our initial unit price along with numerous other variables to circumvent any type of margin erosion. We know how to make money!

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest concern is keeping pace with order flow as it relates to inventory ownership. Our customers demand excellence and delivery of product ASAP. We are experts in inventory management and supply chain logistics, but unforeseen occurrences can wreak havoc even with the best of plans. We are of course concerned about keeping pace with capital requirements, but feel confident based on our financial expertise in concert with our two highly experienced financial advisors that we are well situated to proactively side-step unexpected landmines. To achieve one's goals is not accidental or a stroke of luck, rather developing a well constructed plan of attack, adhering to it and being nimble and flexible to pivot when needed.

What is the most important consideration when determining whether or not to invest in a company.

There are a whole host of important determining factors that weigh in when contemplating making any type of investment. Unquestionably, the primary consideration for any investor must focus on assessing whether or not the team has the expertise, experience and passion to accomplish what they say. It is a well known and documented fact that what drives businesses, either start-ups or well established companies, to fail or succeed has everything to do with the talent, experience and the interpersonal relationships of the management team. This fact is validated by the percentage of starts up that are successful based on the management teams years of experience. A recent study conducted by a notable MBA program found that a 60-year-old startup founder is 3X more likely to succeed than a 30-year-old founder. The same study found that a 50-year-old is more than 2X as likely to achieve success as a 30-year-old founder, demonstrating that experience is one of the most important factors when it comes to creating a thriving business.

What questions should I consider when contemplating making an investment?

*Is this investment right for me?
*Does the leadership team have a strong performance record in their space and can they do what they say they can?
*How long will it take the Company to make a profit?
*Am I able to make a valued assessment based on the information provided?
*Do I feel comfortable that management will keep investors well informed?
*Is the leadership team experienced enough to manage a crisis if faced with one?
*Is there a clear exit strategy?

What makes Oxford Hounds a good investment?

*Founder and team are EXPERTS in this space with years of experience in running a $170M business.
*With a combined 50+ years of team experience in this space there is little that management has not encountered or endured which provides the needed experience to embrace all growth opportunities and address business challenges.
*Product and business model solves a problem realized by a validated target customer in a $750B global market.
*Massive market demand.
*Sustainable competitive advantages.
*Timing could never be more right than now!
*Lifelong strategic partnerships with suppliers.
*Proprietary digital marketing platform that has already generated $350M in consumer goods sales.
*Identified key risks with expertise and strategy to address all.
*Revenue model structured to generate significant return on investment; 70%+ initial margins.
*Multi pronged exit strategy in place with 3 already identified potential firms that management knows well that we believe would be very interested in partnering with our company.

If the Founder & Team are they key ingredient, how do I know they will protect my investment?

The Founder and Team have spent their entire lives in this space and with a combined team experience greater than 50 years have had exposure to every possible scenario that may arise. Further, their prior company was a public company which means they have in depth experience and expertise in dealing directly with investors. Management clearly understands investor concerns and the proper protocol to insure that every investor is kept well informed and that their faith in the company is rewarded by total transparency and the greatest degree of sensitivity to any and all subject matters.

Is it true that you must solve a problem in order to create a successful new business?

The answer is positively NO!
Ask yourself how many businesses entered in to a market dominated by a huge company or one that had already solved a problem that had gone unchecked. True, Uber did solve a significant problem, but that did not stop Lyft from entering the exact same space who today has a market cap of $10B or Under Armour who generates $4.5B in revenue directly competing against the behemoth Nike or Cialis who captured significant market share versus the incumbent Viagra after Pfizer had already solved the problem of ED. The fact is that solving a significant pain point can lead to success as evidenced by Uber, but companies can be extremely successful in building huge businesses by capturing market share in large markets that are rapidly growing by building a better mouse trap.

How do you know your products will sell and make money?

FACT
*I have spent the past 35 years living in the stores around the world and understand our customer and their requirements as well as possible.

*Our product development strategy is to insure that our goods supersede the customers expectations by always putting our very best foot forward.

*We have tested our products via a predictive analytics platform, as well as focus groups, to ensure that our products are exactly what the customer demands.
We know who the customer is! We have conducted 3 years of market research to gain a clear and precise understanding of the Psychographic, Geographic, Behavioral and Demographic characteristics of our customer to affirm our products are designed and offered specifically with their requirements in mind.

*The competitive landscape is in a fog. Most of our competitors have absolutely no idea who the customer is. Many of our competitors target millennials and Gen Z as their socially identified consumer which is misguided. It is documented that 62% of the wealth in the US is in the hands of people 50 years old and older which means our competitors are developing and marketing their products to a customer who can not afford to buy their goods. Clearly, the aforementioned opens the door for our company to capture significant market share.

*Having spent 27 years as a director of a $170 million NASDAQ listed company I have a deep understanding of the financial workings of a large corporation which has enabled us to construct a solid financial model to achieve significant profitability and a superior return on investment.

*Our teams 50+ years of combined experience has guided our financial strategies with context and understanding as to what is required to generate significant revenue and profits. Our blueprint is based on substantial initial product margins, nimble and flexible adaptive tendencies to see downstream to circumvent would-be margin and profit killers, as well as intuitive foresight when pivoting is required to maintain momentum.